Nexa Resources S.A.

Condensed consolidated interim

financial statements (Unaudited)

at and for the three and six-month

periods ended on June 30, 2024

Contents

Condensed consolidated interim financial statements

Condensed consolidated interim income statement	3
Condensed consolidated interim statement of comprehensive income	4
Condensed consolidated interim balance sheet	5
Condensed consolidated interim statement of cash flows	6
Condensed consolidated interim statement of changes in shareholders’ equity	7

Notes to the condensed consolidated interim financial statements

Nexa Resources S.A. Condensed consolidated interim income statement Unaudited Periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

		Three-month period ended		Six-month period ended
	Note	2024	2023	2024	2023
Net revenues	4	736,305	626,704	1,316,087	1,294,022
Cost of sales	5	(557,058)	(565,024)	(1,050,251)	(1,132,837)
Gross profit		179,247	61,680	265,836	161,185

Operating expenses
Selling, general and administrative	5	(30,249)	(32,621)	(63,883)	(61,101)
Mineral exploration and project evaluation	5	(17,969)	(21,261)	(30,767)	(43,289)
Impairment loss of long-lived assets	18	(60,210)	(57,187)	(42,991)	(57,187)
Other income and expenses, net	6	(51,863)	(66,077)	(60,871)	(71,548)
		(160,291)	(177,146)	(198,512)	(233,125)
Operating income (loss)		18,956	(115,466)	67,324	(71,940)

Results from associates’ equity
Share in the results of associates		5,342	5,652	11,057	11,075

Net financial results	7
Financial income		6,775	6,700	11,788	12,317
Financial expenses		(60,619)	(59,363)	(109,577)	(105,778)
Other financial items, net		(62,734)	26,149	(84,776)	27,722
		(116,578)	(26,514)	(182,565)	(65,739)

Loss before income tax		(92,280)	(136,328)	(104,184)	(126,604)

Income tax benefit (expense)	8 (a)	23,008	33,544	23,424	8,410

Net loss for the period		(69,272)	(102,784)	(80,760)	(118,194)
Attributable to NEXA's shareholders		(76,299)	(102,486)	(100,142)	(122,214)
Attributable to non-controlling interests		7,027	(298)	19,382	4,020
Net loss for the period		(69,272)	(102,784)	(80,760)	(118,194)
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,439	132,439
Basic and diluted loss per share – USD		(0.58)	(0.77)	(0.76)	(0.92)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A. Condensed consolidated interim statement of comprehensive income Unaudited Periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

bookmark

		Three-month period ended		Six-month period ended
	Note	2024	2023	2024	2023
Net loss for the period		(69,272)	(102,784)	(80,760)	(118,194)

Other comprehensive (loss) income, net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	10 (c)	849	66	731	909
Deferred income tax		(686)	(97)	188	(785)
Translation adjustment of foreign subsidiaries		(85,020)	57,942	(114,315)	87,862
		(84,857)	57,911	(113,396)	87,986

Other comprehensive income (loss), net of income tax - items that cannot be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	15 (d)	(861)	(436)	(1,457)	70
Deferred income tax		293	149	495	(24)
Changes in fair value of investments in equity instruments		(333)	702	344	970
		(901)	415	(618)	1,016
Other comprehensive (loss) income for the period, net of income tax		(85,758)	58,326	(114,014)	89,002

Total comprehensive loss for the period		(155,030)	(44,458)	(194,774)	(29,192)
Attributable to NEXA’s shareholders		(156,555)	(48,362)	(207,161)	(38,435)
Attributable to non-controlling interests		1,525	3,904	12,387	9,243
Total comprehensive loss for the period		(155,030)	(44,458)	(194,774)	(29,192)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
4 of 30

Nexa Resources S.A. Condensed consolidated interim balance sheet All amounts in thousands of US Dollars, unless otherwise stated

		Unaudited	Audited
Assets	Note	June 30, 2024	December 31, 2023
Current assets
Cash and cash equivalents		461,946	457,259
Financial investments		12,105	11,058
Other financial instruments	10 (a)	9,475	7,801
Trade accounts receivables		169,094	141,910
Inventory	11	379,661	339,671
Recoverable income tax		14,511	15,193
Other assets		101,710	86,934
		1,148,502	1,059,826

Assets held for sale	12	28,543	-
		28,543	-

Non-current assets
Investments in equity instruments		5,993	5,649
Other financial instruments	10 (a)	15	92
Deferred income tax	8 (b)	239,541	235,073
Recoverable income tax		5,921	6,237
Other assets		114,876	129,614
Investments in associates		27,605	44,895
Property, plant and equipment	13	2,195,575	2,438,614
Intangible assets	14	871,820	909,279
Right-of-use assets		11,686	11,228
		3,473,032	3,780,681

Total assets		4,650,077	4,840,507

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	15 (a)	100,889	143,196
Lease liabilities		3,993	3,766
Other financial instruments	10 (a)	16,157	19,077
Trade payables		399,567	451,603
Confirming payables		223,874	234,385
Dividends payable		10,529	2,830
Asset retirement, restoration and environmental obligations	16	48,179	33,718
Provisions		13,293	-
Contractual obligations		26,734	37,432
Salaries and payroll charges		57,862	68,165
Tax liabilities		36,258	49,524
Other liabilities		44,582	31,186
		981,917	1,074,882

Liabilities associated with assets held for sale	12	37,070	-
		37,070	-

Non-current liabilities
Loans and financings	15 (a)	1,753,152	1,582,370
Lease liabilities		5,687	5,452
Other financial instruments	10 (a)	36,238	27,045
Asset retirement, restoration and environmental obligations	16	229,468	281,201
Provisions		42,428	56,787
Deferred income tax	8 (b)	166,712	183,698
Contractual obligations		70,879	79,680
Other liabilities		77,233	92,758
		2,381,797	2,308,991

Total liabilities		3,400,784	3,383,873

Shareholders’ equity
Attributable to NEXA’s shareholders		994,760	1,201,921
Attributable to non-controlling interests		254,533	254,713
		1,249,293	1,456,634
Total liabilities and shareholders’ equity		4,650,077	4,840,507

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A. Condensed consolidated interim statement of cash flows Unaudited Periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

book

mark

		Three-month period ended		Six-month period ended
	Note	2024	2023	2024	2023
Cash flows from operating activities
Loss before income tax		(92,280)	(136,328)	(104,184)	(126,604)
Depreciation and amortization	5	69,865	71,745	142,432	143,425
Impairment loss of long-lived assets	18	60,210	57,187	42,991	57,187
Share in the results of associates		(5,342)	(5,652)	(11,057)	(11,075)
Interest and foreign exchange effects		64,729	30,839	108,005	66,494
Loss on sale and write-off of property, plant and equipment	6	14	1,023	203	1,287
Tax voluntary disclosure – VAT discussions		-	70,641	-	70,641
Changes in provisions and other assets impairments		22,870	(16,262)	24,601	(22,069)
Changes in fair value of loans and financings	15 (d)	271	277	3,575	215
Debt modification gain	15 (d)	-	-	(3,142)	-
Changes in fair value of derivative financial instruments	10 (c)	(1,004)	(13,849)	(449)	(17,428)
Changes in fair value of energy forward contracts	10 (d)	(3,792)	9,701	(8,191)	9,701
Changes in fair value of offtake agreement	10 (e)	18,761	(13,403)	20,574	(15)
Price cap realized	10 (e)	(1,462)	-	(1,531)	-
Decrease (increase) in assets
Trade accounts receivable		(28,070)	36,921	(72,100)	85,303
Inventory		(56,259)	64,866	(73,068)	60,180
Other financial instruments		(540)	17,827	(3,634)	15,994
Other assets		(51,968)	(32,127)	(55,361)	(47,546)
Increase (decrease) in liabilities
Trade payables		51,868	(55,336)	23,520	(141,353)
Confirming payables		5,593	37,060	(8,387)	23,418
Other liabilities		62,739	9,370	47,790	(32,095)
Cash provided by operating activities		116,203	134,500	72,587	135,660

Interest paid on loans and financings	15 (d)	(25,585)	(27,263)	(56,622)	(59,048)
Interest paid on lease liabilities		(319)	(120)	(914)	(135)
Premium paid on bonds repurchase	15 (c)	(1,989)	-	(1,989)	-
Income tax paid		(10,544)	(12,428)	(24,875)	(37,457)
Net cash (used in) provided by operating activities		77,766	94,689	(11,813)	39,020

Cash flows from investing activities
Additions of property, plant and equipment		(64,039)	(59,991)	(138,447)	(116,505)
Additions of intangible assets	14 (a)	(2,553)	(85)	(3,432)	(85)
Net sales of financial investments		398	(4,928)	1,911	4,514
Proceeds from the sale of property, plant and equipment		41	365	112	365
Dividends received	1 (c)	9,683	6,533	9,683	6,533
Net cash used in investing activities		(56,470)	(58,106)	(130,173)	(105,178)
Cash flows from financing activities
New loans and financings	15 (d)	767,903	-	798,147	-
Debt issue costs	15 (d)	(7,553)	-	(7,553)	-
Payments of loans and financings	15 (d)	(621,026)	(7,228)	(628,068)	(12,829)
Payments of lease liabilities		(1,769)	(1,071)	(2,971)	(2,013)
Dividends paid		(4,334)	-	(4,428)	-
Payments of share premium		-	-	-	(25,000)
Net cash provided by (used in) financing activities		133,221	(8,299)	155,127	(39,842)

Foreign exchange effects on cash and cash equivalents		(5,865)	6,142	(8,454)	8,882

Increase (decrease) in cash and cash equivalents		148,652	34,426	4,687	(97,118)
Cash and cash equivalents at the beginning of the period		313,294	366,282	457,259	497,826
Cash and cash equivalents at the end of the period		461,946	400,708	461,946	400,708
Non-cash investing and financing transactions
Additions to right-of-use assets		(125)	-	(3,809)	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A. Condensed consolidated interim statement of changes in shareholder’s equity Unaudited Periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

bookmark

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
March 31, 2023	132,438	1,012,629	1,245,418	(760,809)	(202,504)	1,427,172	273,348	1,700,520
Net loss for the period	-	-	-	(102,486)	-	(102,486)	(298)	(102,784)
Other comprehensive income for the period	-	-	-	-	54,124	54,124	4,202	58,326
Total comprehensive income (loss) for the period	-	-	-	(102,486)	54,124	(48,362)	3,904	(44,458)
June 30, 2023	132,438	1,012,629	1,245,418	(863,295)	(148,380)	1,378,810	277,252	1,656,062

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
March 31, 2024	132,438	1,012,629	1,245,418	(1,054,278)	(184,892)	1,151,315	264,662	1,415,977
Net (loss) income for the period	-	-	-	(76,299)	-	(76,299)	7,027	(69,272)
Other comprehensive loss for the period	-	-	-	-	(80,256)	(80,256)	(5,502)	(85,758)
Total comprehensive (loss) income for the period	-	-	-	(76,299)	(80,256)	(156,555)	1,525	(155,030)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(11,654)	(11,654)
Total distributions to shareholders	-	-	-	-	-	-	(11,654)	(11,654)
June 30, 2024	132,438	1,012,629	1,245,418	(1,130,577)	(265,148)	994,760	254,533	1,249,293

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
7 of 30

Nexa Resources S.A. Condensed consolidated interim statement of changes in shareholder’s equity Unaudited Periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
January 1, 2023	132,438	1,037,629	1,245,418	(741,081)	(232,159)	1,442,245	268,009	1,710,254
Net (loss) income for the period	-	-	-	(122,214)	-	(122,214)	4,020	(118,194)
Other comprehensive income for the period	-	-	-	-	83,779	83,779	5,223	89,002
Total comprehensive (loss) income for the period	-	-	-	(122,214)	83,779	(38,435)	9,243	(29,192)
Share premium distribution to NEXA's shareholders - USD 0.19 per share	-	(25,000)	-	-	-	(25,000)	-	(25,000)
Total distributions to shareholders	-	(25,000)	-	-	-	(25,000)	-	(25,000)
June 30, 2023	132,438	1,012,629	1,245,418	(863,295)	(148,380)	1,378,810	277,252	1,656,062

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
January 1, 2024	132,438	1,012,629	1,245,418	(1,030,435)	(158,129)	1,201,921	254,713	1,456,634
Net (loss) income for the period	-	-	-	(100,142)	-	(100,142)	19,382	(80,760)
Other comprehensive loss for the period	-	-	-	-	(107,019)	(107,019)	(6,995)	(114,014)
Total comprehensive (loss) income for the period	-	-	-	(100,142)	(107,019)	(207,161)	12,387	(194,774)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(12,567)	(12,567)
Total distributions to shareholders	-	-	-	-	-	-	(12,567)	(12,567)
June 30, 2024	132,438	1,012,629	1,245,418	(1,130,577)	(265,148)	994,760	254,533	1,249,293

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA” or “Parent Company”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) operate large-scale, mechanized underground and open pit mines, as well as smelters. The Company owns and operates three polymetallic mines in Peru and two polymetallic mines in Brazil, including the Aripuanã mine, which at the end of June 2024 was approaching the final stage of its ramp-up phase and transitioning to an ongoing operation. Additionally, the Company owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

NEXA’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

Main events for the six-month periods ended on June 30, 2024

(a)	New loans and financings operations

During the six-month period Nexa entered into several loans and financing transactions pursuant to its review of debt structures and liability management strategy. Below is a summary of the main transactions:

In March 2024, Nexa Recursos Minerais (Nexa BR) entered into a 3-month Note agreement with a total principal amount of EUR 27,917 (approximately USD 30,244) at an annual gross interest rate of 5.6% p.a. To hedge against currency fluctuations, a global derivative contract was established to swap the euro. On June 3, 2024, this debt was settled in cash.

On April 2, 2024, Nexa BR concluded a debenture issuance amounting to BRL 650,000 (approximately USD 130,099) with an annual interest rate of CDI plus 1.50% p.a., for a 6-year term with semi-annual payments.

On April 9, 2024, the Company concluded a bond offering amounting to USD 600,000 for a term of 10 years, at an interest rate of 6.75% per year. The proceeds were used to repurchase part of its 2027 and 2028 notes in a concurrent tender offer, which occurred during April 2024.

On June 12, 2024, Nexa BR drew upon an ESG linked credit line from BNDES amounting to BRL 200,000 (approximately USD 40,030), for an approximately 8-year term (maturing in March 2032), at an interest rate of IPCA plus 5.4% p.a. and a spread of 1.84%. As defined in the agreement, following a 2-year grace period, amortization will occur in 72 consecutive installments. After the 2-year grace period, the spread rate of 1,84% can be reduced to 1,44% if ESG goals are met, otherwise, the rate is increased to 2.84%.

For further information related to the transactions above, please refer to note 15.

(b)	Assets held for sale

On March 19, 2024, Nexa BR announced the suspension of its mining operations at the Morro Agudo Complex in the state of Minas Gerais, Brazil, effective May 1, 2024. Subsequently, on April 5, 2024, Nexa BR signed a sale and purchase agreement to sell the Morro Agudo and Ambrosia mines (Morro Agudo CGU, classified within the mining segment operation). Refer to note 19 for information related to the closing of this sale.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

Additionally, the Company initiated a structured process to sell its non-operational Peruvian subsidiary, Minera Pampa de Cobre S.A.C. (owner of the Chapi mine asset) and the greenfield Pukaqaqa. The Company expects to conclude the sales within a year. For further impact and details, refer to notes 6 and 12.

(c)	Dividends distribution

On April 20, 2024, Pollarix's Board of Directors approved an additional dividend distribution to its shareholders for the 2023 fiscal year. Nexa BR will receive USD 3,018 (BRL 15,741) for its common shares, while the non-controlling interest, which holds preferred shares, will receive USD 11,654 (BRL 60,778). Pollarix has already paid USD 4,327 (BRL 22,567) in cash to the non-controlling interest.

On April 22, 2024, Enercan’s Board of Directors approved an additional dividend distribution to its shareholders related to the 2023 fiscal year, entitling the Company’s subsidiary Pollarix S.A. (“Pollarix”) to receive USD 23,319 (BRL 120,072). During the three months ended on June 30, 2024, Pollarix received in cash the amount of USD 9,683 (BRL 50,497) from the outstanding amount of the dividend’s distribution.

2	Information by business segment

Segment performance is assessed based on Adjusted EBITDA, since net financial results, comprising financial income and expenses and other financial items, and income tax are managed at the corporate level and are not allocated to operating segments.

The Company defines Adjusted EBITDA as follows: net income (loss) for the year/period, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividends received from associates; (iii) non-cash events and non-cash gains or losses that do not specifically reflect its operational performance for the specific period, such as: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and other restoration obligations; and (iii) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects. In addition, management may adjust the effect of certain types of transactions that in its judgments are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect Nexa’s operational performance for the year/period.

The adjusted EBITDA is derived from internal information prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”) and based on accounting measurements and management reclassifications between income statement lines items, which are reconciled to the consolidated financial statements in the column “Adjustments”, as shown in the tables below. These adjustments include reclassifications of certain overhead costs and revenues from “Other income and expenses, net” to “Net Revenues, Cost of sales and/or Selling”, “general and administrative expenses”.

The Company uses customary market terms for intersegment sales. The Company’s corporate headquarters expenses are allocated to the operating segments to the extent they are included in the measures of performance used by the Chief operating decision maker (CODM).

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

The presentation of segments results and reconciliation to income before income tax in the consolidated income statement is as follows:

			Three-month period
				June 30, 2024
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	377,344	507,647	(155,965)	7,279	736,305
Cost of sales	(257,259)	(450,215)	155,965	(5,549)	(557,058)
Gross profit	120,085	57,432	-	1,730	179,247

Selling, general and administrative	(15,986)	(14,298)	-	35	(30,249)
Mineral exploration and project evaluation	(16,094)	(1,929)	-	54	(17,969)
Impairment loss of long-lived assets	(60,210)	-	-	-	(60,210)
Other income and expenses, net	(54,560)	3,812	-	(1,115)	(51,863)
Operating (loss) income	(26,765)	45,017	-	704	18,956

Depreciation and amortization	50,977	18,282	-	606	69,865
Miscellaneous adjustments	107,834	3,815	-	-	111,649
Adjusted EBITDA	132,046	67,114	-	1,310	200,470
Changes in fair value of offtake agreement - note 10 (e) /(i)					(17,230)
Impairment loss of long-lived assets - note 18					(60,210)
Aripuanã ramp-up impacts (ii)					(11,339)
Loss on sale and write-off of property, plant and equipment					(14)
Change in estimates of asset retirement obligations – note 16 (a)					(14,752)
Energy forward contracts - note 10(d)/ (iii)					3,792
Other restoration obligations (iv)					227
Divestment and restructuring (v)					(2,440)
Dividends received from associate – note 1 (c)/ (vi)					(9,683)
Miscellaneous adjustments					(111,649)
Depreciation and amortization					(69,865)
Share in Result of associate					5,342
Net financial results					(116,578)
Loss before income tax					(92,280)

			Three-month period ended
					June 30, 2023
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	268,239	465,094	(108,541)	1,912	626,704
Cost of sales	(255,630)	(415,116)	108,541	(2,819)	(565,024)
Gross profit	12,609	49,978	-	(907)	61,680

Selling, general and administrative	(14,281)	(15,659)	-	(2,681)	(32,621)
Mineral exploration and project evaluation	(19,084)	(2,177)	-	-	(21,261)
Impairment loss of long-lived assets	(57,187)	-	-	-	(57,187)
Other income and expenses, net	(37,914)	(32,576)	-	4,413	(66,077)
Operating (loss) income	(115,857)	(434)	-	825	(115,466)

Depreciation and amortization	52,813	18,820	-	112	71,745
Miscellaneous adjustments	82,995	32,245	-	-	115,240
Adjusted EBITDA	19,951	50,631	-	937	71,519
Changes in fair value of offtake agreement (i)					13,403
Impairment loss of long-lived assets					(57,187)
Aripuanã ramp-up impacts (ii)					3,819
Loss on sale of long-lived assets					(1,023)
Change in estimates of asset retirement obligations					(1,378)
Energy forward contracts (iii)					(9,701)
Tax voluntary disclosure – VAT discussions					(63,173)
Miscellaneous adjustments					(115,240)
Depreciation and amortization					(71,745)
Share in result of associate					5,652
Net financial results					(26,514)
Loss before income tax					(136,328)

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

				Six-month period ended
				June 30, 2024
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	671,278	926,003	(293,390)	12,196	1,316,087
Cost of sales	(509,613)	(823,070)	293,390	(10,958)	(1,050,251)
Gross profit	161,665	102,933	-	1,238	265,836

Selling, general and administrative	(33,216)	(29,639)	-	(1,028)	(63,883)
Mineral exploration and project evaluation	(27,881)	(2,940)	-	54	(30,767)
Impairment loss of long-lived assets	(42,991)	-	-	-	(42,991)
Other income and expenses, net	(67,164)	6,543	-	(250)	(60,871)
Operating (loss) income	(9,587)	76,897	-	14	67,324

Depreciation and amortization	104,222	37,151	-	1,059	142,432
Miscellaneous adjustments	111,085	2,227	-	-	113,312
Adjusted EBITDA	205,720	116,275	-	1,073	323,068
Changes in fair value of offtake agreement - note 10 (e) /(i)					(19,043)
Impairment reversal of long-lived assets - note 18					(42,991)
Impairment of other assets					(307)
Aripuanã ramp-up impacts (ii)					(25,158)
Loss on sale and write-off of property, plant and equipment					(203)
Change in estimates of asset retirement obligations – note 16 (a)					(17,377)
Energy forward contracts - note 10(d)/ (iii)					8,191
Other restoration obligations (iv)					(1,127)
Divestment and restructuring (v)					(5,614)
Dividends received from associate - note 1 (c)/ (vi)					(9,683)
Miscellaneous adjustments					(113,312)
Depreciation and amortization					(142,432)
Share in Result of associate					11,057
Net financial results					(182,565)
Loss before income tax					(104,184)

			Six-month period ended
					June 30, 2023
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	535,958	1,008,435	(246,662)	(3,709)	1,294,022
Cost of sales	(499,092)	(883,656)	246,662	3,249	(1,132,837)
Gross profit	36,866	124,779	-	(460)	161,185

Selling, general and administrative	(29,041)	(30,793)	-	(1,267)	(61,101)
Mineral exploration and project evaluation	(38,940)	(4,349)	-	-	(43,289)
Impairment loss of long-lived assets	(57,187)	-	-	-	(57,187)
Other income and expenses, net	(56,417)	(19,686)	-	4,555	(71,548)
Operating (loss) income	(144,719)	69,951	-	2,828	(71,940)

Depreciation and amortization	105,475	37,512	-	438	143,425
Miscellaneous adjustments	100,704	32,330	-	-	133,034
Adjusted EBITDA	61,460	139,793	-	3,266	204,519
Changes in fair value of offtake agreement - note 10 (e) /(i)					15
Impairment loss of long-lived assets					(57,187)
Aripuanã ramp-up impacts (ii)					(1,837)
Loss on sale of property, plant and equipment					(1,287)
Change in estimates of asset retirement obligations					137
Energy forward contracts (iii)					(9,701)
Tax voluntary disclosure – VAT discussions					(63,174)
Miscellaneous adjustments					(133,034)

Depreciation and amortization					(143,425)
Share in result of associate					11,075
Net financial results					(65,739)
Loss before income tax					(126,604)

bookmark

12 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

(i) This amount represents the change in the fair value of the offtake agreement described in note 10, which is being measured at Fair value through profit or loss (“FVTPL”). This change in the fair value is a non-cash item and has not been considered in the Company’s Adjusted EBITDA calculation.

(ii) Excludes the impact of commissioning, pre-operating, and ramp-up expenses of greenfield projects. For the six-month period ended on June 30, 2024, this corresponds to the effects of idle capacity costs of Aripuanã of USD 25,499 and excludes the net reversal of the net realizable value provision of Aripuanã’s inventory of USD 341 (excluding the depreciation portion). Aripuanã completed its ramp-up phase at the end of the second quarter of 2024.

(iii) The fair value adjustment of the energy surplus resulting from electric energy purchase contracts of NEXA’s subsidiary, Pollarix, as disclosed in note 10(d). This change in the fair value is a non-cash item and has not been considered in the Company’s Adjusted EBITDA calculation.

(iv) Change of provision related to estimated costs of anticipated additional obligations in relation to certain inactive industrial waste containment structures in Brazil that have been closed for more than 20 years and that do not contain mining tailings, water or liquid waste as disclosed in note 16 (a). As such, they have not contributed to Nexa’s operational performance.

(v) Refers to effects of obligations of restructuring and divestment related to assets held for sale, as mentioned in note 6. These amounts are excluded from Adjusted EBITDA calculation, as they do not specifically reflect Nexa’s operational performance.

(vi) refers to dividends received from associate company Campos Novos Energia S.A – Enercan, an entity focused on energy generation. As the purpose of Nexa’s investment in Enercan is to secure long-term energy supply for its operations in Brazil, the chief operating decision maker (CODM) considers Nexa’s energy costs for a given period together with dividends received from Enercan during such period. Nexa recognized its share of the assets, liabilities, revenues and expenses for its interest in Enercan until November 2022, when it ceased to be a jointly controlled operation. Beginning in 2024, Nexa includes these dividends in its Adjusted EBITDA, as the CODM considers them jointly with Nexa’s energy costs. Numbers for three/six-months ended June 30, 2023, do not include dividends received from Enercan because it referred to the period during which Enercan was recognized as a jointly controlled operation in Nexa’s results. Without the adjustment, the Adjusted EBITDA (i) for the three months ended June 30, 2024, would have been USD 128,961 and USD 60,516 for mining and smelting segments, respectively, and (ii) for the six months ended June 30, 2024, would have been USD 202,635 and USD 109,677 for mining and smelting segments, respectively.

3	Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements as at and for the three and six-month periods ended on June 30, 2024, have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with the IFRS Accounting Standards and Interpretations, as issued by the International Accounting Standards Board (“IASB”).

The Company made a voluntary election to present, as supplementary information, the condensed consolidated interim statement of cash flows for the three-month periods ended on June 30, 2024, and 2023. The Company is also presenting a condensed consolidated interim statement of changes in shareholders’ equity for the three-month period ended on June 30, 2024, and 2023 in accordance with SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification.

13 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

These condensed consolidated interim financial statements do not include all disclosures required by the IFRS Accounting Standards for annual consolidated financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended on December 31, 2023, prepared in accordance with the IFRS Accounting Standards as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2023.

The Company has not early adopted any new standard, interpretation or amendment that has been issued but is not yet effective.

The preparation of these condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses for the period end. Such estimates and assumptions mainly affect the carrying amounts of the Company’s goodwill, contractual obligations, non-current assets, indefinite-lived intangible assets, inventory, deferred income taxes, and the allowance for doubtful accounts. These critical accounting estimates and assumptions represent approximations that are uncertain and changes in those estimates and assumptions could materially impact the Company’s condensed consolidated interim financial statements.

The critical judgments, estimates and assumptions in the application of accounting principles during the three and six-month periods ended on June 30, 2024, are the same as those disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2023.

These condensed consolidated interim financial statements for the three and six-month periods ended on June 30, 2024, were approved on August 1, 2024, to be issued in accordance with a resolution of the Board of Directors.

4	Net revenues

bookmark

	Three-month period ended		Six-month period ended
	2024	2023	2024	2023
Gross billing	803,376	698,136	1,437,853	1,431,315
Billing from products (i)	778,336	672,259	1,387,555	1,374,261
Billing from freight, contracting insurance services and others	25,040	25,877	50,298	57,054
Taxes on sales	(66,655)	(70,870)	(120,722)	(136,335)
Return of products sales	(416)	(562)	(1,044)	(958)
Net revenues	736,305	626,704	1,316,087	1,294,022

(i) Billing from products increased in the three-month period ended on June 30, 2024, compared to the same period in 2023 mainly due to higher metal prices partially offset by lower volume. The increase in the six-month period ended on June 30, 2024, is mainly because of the higher volume sold partially offset by lower zinc metal prices.

14 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

5	Expenses by nature
			Three-month period ended
				June 30, 2024
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(296,883)	-	-	(296,883)
Third-party services	(131,646)	(10,154)	(12,604)	(154,404)
Depreciation and amortization	(69,063)	(781)	(21)	(69,865)
Employee benefit expenses	(52,889)	(14,657)	(2,419)	(69,965)
Other expenses	(6,577)	(4,657)	(2,925)	(14,159)
	(557,058)	(30,249)	(17,969)	(605,276)

			Three-month period ended
				June 30, 2023
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(309,440)	-	-	(309,440)
Third-party services	(128,861)	(13,046)	(14,298)	(156,205)
Depreciation and amortization	(71,072)	(669)	(4)	(71,745)
Employee benefit expenses	(49,037)	(12,362)	(2,924)	(64,323)
Other expenses	(6,614)	(6,544)	(4,035)	(17,193)
	(565,024)	(32,621)	(21,261)	(618,906)

			Six-month period ended
				June 30, 2024
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(532,970)	-	-	(532,970)
Third-party services	(257,360)	(21,712)	(20,598)	(299,670)
Depreciation and amortization	(141,019)	(1,370)	(43)	(142,432)
Employee benefit expenses	(105,571)	(31,870)	(5,220)	(142,661)
Other expenses	(13,331)	(8,931)	(4,906)	(27,168)
	(1,050,251)	(63,883)	(30,767)	(1,144,901)

			Six-month period ended
				June 30, 2023
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(627,288)	-	-	(627,288)
Third-party services	(253,201)	(21,853)	(30,597)	(305,651)
Depreciation and amortization	(142,042)	(1,373)	(10)	(143,425)
Employee benefit expenses	(98,928)	(25,619)	(6,164)	(130,711)
Other expenses	(11,378)	(12,256)	(6,518)	(30,152)
	(1,132,837)	(61,101)	(43,289)	(1,237,227)

(i) During the first semester of 2024, the Company recognized USD 3,661 in Cost of sales related to idle capacity cost in El Porvenir due to the suspension of the mine for ten days (USD 7,218 as of June 30, 2023) and USD 34,591 including depreciation of USD 9,092 (USD 39,488 including depreciation of USD 11,843 as of June 30, 2023) related to the idleness of the Aripuanã mine and plant capacity incurred during the ramp-up phase.

(ii) Raw materials and consumables used decreased in the six-month period ended on June 30, 2024, due to a decrease in the price of zinc concentrates acquired from third parties and used in the Company’s smelting segment. The decrease in the three-month period ended on June 30, 2024, is mainly due to a decrease in the volume sold in the Company’s smelting segment.

15 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

6	Other income and expenses net
	Three-month period ended		Six-month period ended
	2024	2023	2024	2023
ICMS tax incentives (i)	-	8,193	-	17,228
Changes in fair value of offtake agreement - note 10 (e)	(18,761)	13,404	(20,574)	15
Changes in fair value of derivative financial instruments – note 10 (c)	748	(760)	735	(1,030)
Loss on sale and write-off of property, plant and equipment	(14)	(1,023)	(203)	(1,287)
Changes in asset retirement, restoration and environmental obligations – note 16 (iii)	(13,797)	(540)	(18,388)	(703)
Slow moving and obsolete inventory	(10,543)	(2,837)	(7,122)	(334)
Provision for legal claims	(982)	(6,575)	(4,728)	(11,333)
Contribution to communities	(4,159)	(2,899)	(5,713)	(3,263)
Tax voluntary disclosure – VAT discussions	-	(63,174)	-	(63,174)
Changes in fair value of energy forward contracts – note 10 (d)	3,792	(9,701)	8,191	(9,701)
Divestment and restructuring (ii)	(2,440)	-	(5,614)	-
Others	(5,707)	(166)	(7,455)	2,033
	(51,863)	(66,077)	(60,871)	(71,548)

(i) In December 2021, the Company adhered to a Brazilian Law which states that government grants of the “Imposto sobre circulação de mercadorias e serviços” (“ICMS”) tax incentives are considered investment subsidies and should be excluded from taxable income for the purpose of calculating the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income tax (“CSLL”).

On December 29, 2023, a new law No. 14,789/2023 was published, revoking the treatment for purposes of IRPJ and CSLL of subsidies for investments by creating a new tax credit mechanism. The new rule also provides a limited concept of subsidy of investments only covering VAT benefits aimed to implement or expand an economic enterprise.

This new regulation came into effect in 2024, and the Company assessed that, for now, it should not continue to exclude the ICMS tax incentives from the IRPJ/CSLL basis.

(ii) Refers to estimated obligations related to restructuring expenses. The plan was disclosed to its employees and other stakeholders, regarding the sales agreement and assets held for sale mentioned in notes 1 (b) and 12. This amount was accounted for as “Other Current Liabilities”.

(iii) The change in the three-month period of 2024, refers mainly to an addition of asset retirement obligation related to non-operational structures in the Peruvian subsidiary.

16 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

7	Net financial results
	Three-month period ended		Six-month period ended
	2024	2023	2024	2023
Financial income
Interest income on financial investments and cash equivalents	3,316	3,135	5,105	6,165
Interest on tax credits	86	115	181	195
Other financial income	3,373	3,450	6,502	5,957
	6,775	6,700	11,788	12,317

Financial expenses
Interest on loans and financings	(33,866)	(29,920)	(62,886)	(59,332)
Interest accrual on asset retirement and environmental obligations – note 16	(6,891)	(6,628)	(13,609)	(12,882)
Interest on other liabilities	(2,602)	(1,303)	(6,822)	(3,746)
Interest on contractual obligations	(912)	(1,037)	(1,889)	(2,141)
Interest on lease liabilities	(196)	(51)	(371)	(166)
Interest on VAT discussions	(735)	(7,468)	(735)	(7,468)
Interest on factoring operations and confirming payables	(3,827)	(4,290)	(7,543)	(7,871)
Bonds repurchase expenses - note 15 (c)	(7,069)	-	(7,069)	-
Other financial expenses	(4,521)	(8,666)	(8,653)	(12,172)
	(60,619)	(59,363)	(109,577)	(105,778)

Other financial items, net
Changes in fair value of loans and financings – note 15 (d)	(271)	(277)	(3,575)	(215)
Debt modification gain - note 15 (d)	-	-	3,142	-
Changes in fair value of derivative financial instruments – note 10 (c)	1,303	(386)	1,325	(212)
Foreign exchange gains (losses) (i)	(63,766)	26,812	(85,668)	28,149
	(62,734)	26,149	(84,776)	27,722

Net financial results	(116,578)	(26,514)	(182,565)	(65,739)

bookmark

(i) The amounts for the six-month period ended in 2024, are mainly due to exchange variation on the outstanding USD accounts receivables and accounts payables of Nexa BR with Nexa, intercompany loan of Nexa BR with its related parties, for which the exchange variation is not eliminated in the consolidation process, and loans in foreign currency. These transactions were impacted by the volatility of the Brazilian Real (“BRL”), which depreciated against the USD during 2024 (appreciated during 2023).

8	Current and deferred income tax
(a)	Reconciliation of income tax expense
	Three-month period ended		Six-month period ended
	2024	2023	2024	2023
Loss before income tax (i)	(92,280)	(136,328)	(104,184)	(126,604)
Statutory income tax rate	24.94%	24.94%	24.94%	24.94%

Income tax benefit at statutory rate	23,015	34,000	25,983	31,575
ICMS tax incentives permanent difference	-	2,786	-	5,858
Tax effects of translation of non-monetary assets/liabilities to functional currency	(7,222)	6,457	(7,715)	9,864
Special mining levy and special mining tax	(1,504)	(1,059)	(2,324)	(2,372)
Difference in tax rate of subsidiaries outside Luxembourg	8,005	19,525	10,503	18,624
Tax voluntary disclosure – VAT Discussions	-	(24,018)	-	(24,018)
Unrecognized deferred tax on net operating losses	(11,807)	(7,534)	(15,094)	(29,050)
Other permanent tax differences	12,521	3,387	12,071	(2,071)
Income tax benefit (expense)	23,008	33,544	23,424	8,410

Current	(22,050)	(12,044)	(34,010)	(33,457)
Deferred	45,058	45,588	57,434	41,867
Income tax benefit (expense)	23,008	33,544	23,424	8,410

a

17 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

(i) During the period ended June 30, 2024, the Company performed an assessment of the group’s potential exposure to Pillar Two income taxes based on the OECD transitional safe harbor rules. This assessment was performed based on the interim financial information of the constituent entities in the group. As a result of the assessment performed, the jurisdictions where the Company operates qualify for at least one of the transitional safe harbor rules, and management is not currently aware of any circumstances under which this might change. Therefore, the Company has not identified any potential exposure to Pillar Two top-up tax.

In addition, as from January 1, 2024, Law 14.596/2023 came into force introducing new transfer pricing rules in Brazil. These rules aim to align with the international standards established by the OECD, according to the arm’s length principle, which stipulates that the terms and conditions of a controlled transaction should be consistent with those that would be established between third parties in comparable transactions. The new rules are expected to affect only transactions involving Nexa BR, as transactions involving Nexa Peru and Nexa Resources already comply with international standards established by the OECD.

The Company, with the support of its technical advisors, is in the process of assessing how the new rules will impact its related party transactions, including commercial, services, intangible, and finance operations. Therefore, it is not yet possible to determine the potential impact of the new transfer pricing rules on transactions between its related parties.

(b)	Effects of deferred tax on income statement and other comprehensive income

Bookmark

	June 30, 2024	June 30, 2023
Balance at the beginning of the period	51,375	(32,516)
Effect on loss for the period	57,434	41,867
Effect on other comprehensive (loss) income – Fair value adjustment	683	(809)
Effect on other comprehensive income – Translation effect included in cumulative translation adjustment	(27,734)	9,872
Classified as assets held for sale – note 12	(3,348)	-
Uncertain income tax treatments	(3,546)	(1,645)
Others	(2,035)	-
Balance at the end of the period	72,829	16,769

(c)	Summary of uncertain tax positions on income tax

There are discussions and ongoing disputes with tax authorities related to uncertain tax positions adopted by the Company in the calculation of its income tax, and for which management, supported by its legal counsel, has concluded that it is more-likely-than-not that its positions will be sustained upon examination. In such cases, tax provisions are not recognized.

As of June 30, 2024, the main legal proceedings are related to: (i) the interpretation of the application of Cerro Lindo’s stability agreement; and (ii) litigation of transfer pricing adjustments over transactions made with related parties. The estimated amount of these contingent liabilities on June 30, 2024, is USD 487,585, which increased compared to that estimated on December 31, 2023, of USD 478,329, mainly due to Cajamarquilla’ s new tax assessment of transfer pricing issues and the deductibility of some expenses in the corporate income tax calculation for the 2017.

Regarding Cerro Lindo’s stability agreement, the Peruvian tax authority (hereinafter SUNAT) issued unfavorable decisions against the Company for the years 2014, 2015, 2016 and 2017, arguing that the stability income tax rate granted by the stability agreement applies only to the income generated from 5,000 tons per day of its production, and not from its entire production capacity expanded over

18 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

time. The Company has filed appeals against these decisions. SUNAT is currently auditing 2018 and 2019, while the years 2020 and 2021 (when the term of the stability agreement expired) remain open. Although SUNAT maintains its position disregarding the stabilized rate and taxing the Company’s total income at the statutory income tax rate for these years, the Company continues to maintain its position in relation to the applicability of the Cerro Lindo stability agreement. The Company’s Management, supported by the opinion of its external advisors, continues to conclude that there are legal grounds to obtain a favorable outcome in these matters related to the tax stability rate discussion, which means that it is more-likely-than-not that its positions will be sustained upon examination by the legal authorities. However, the Company may have to pay the disputed amounts under discussion in favor to SUNAT to continue the legal process either in the judicial or international arbitration levels. Such payments may be made in several installments provided that a guarantee is placed before the courts and may impact the Company’s results.

9	Financial instruments
(a)	Breakdown by category

The Company’s financial assets and liabilities are classified as follows:

				June 30, 2024
	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents		461,946	-	-	461,946
Financial investments		12,105	-	-	12,105
Other financial instruments	10 (a)	-	9,490	-	9,490
Trade accounts receivables		45,630	123,464	-	169,094
Investments in equity instruments		-	-	5,993	5,993
Related parties (i)		2	-	-	2
		519,683	132,954	5,993	658,630
Liabilities per balance sheet
Loans and financings	15 (a)	1,761,718	92,323	-	1,854,041
Lease liabilities		9,680	-	-	9,680
Other financial instruments	10 (a)	-	52,395	-	52,395
Trade payables		399,567	-	-	399,567
Confirming payables		223,874	-	-	223,874
Use of public assets (ii)		19,439	-	-	19,439
Related parties (ii)		4,580	-	-	4,580
		2,418,858	144,718	-	2,563,576

19 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

				December 31, 2023
	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents		457,259	-	-	457,259
Financial investments		11,058	-	-	11,058
Other financial instruments	10 (a)	-	7,893	-	7,893
Trade accounts receivables		53,328	88,582	-	141,910
Investments in equity instruments		-	-	5,649	5,649
Related parties (i)		3	-	-	3
		521,648	96,475	5,649	623,772
Liabilities per balance sheet
Loans and financings	15 (a)	1,634,163	91,403	-	1,725,566
Lease liabilities		9,218	-	-	9,218
Derivative financial instruments	10 (a)	-	46,122	-	46,122
Trade payables		451,603	-	-	451,603
Confirming payables		234,385	-	-	234,385
Use of public assets (ii)		22,733	-	-	22,733
Related parties (ii)		3,935	-	-	3,935
		2,356,037	137,525	-	2,493,562

Bookmark

(i) Classified as “Other assets” in the consolidated balance sheet.

(ii) Classified as “Other liabilities” in the consolidated balance sheet.

(b)	Fair value by hierarchy

Bookmark

			June 30, 2024
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	10 (a)	-	9,490	9,490
Trade accounts receivables		-	123,464	123,464
Investments in equity instruments (i)		5,993	-	5,993
		5,993	132,954	138,947
Liabilities
Other financial instruments	10 (a)	-	52,395	52,395
Loans and financings designated at fair value (ii)		-	92,323	92,323
		-	144,718	144,718

			December 31, 2023
	Note	Level 1	Level 2	Total
Assets
Other financial instruments	10 (a)	-	7,893	7,893
Trade accounts receivables		-	88,582	88,582
Investment in equity instruments (i)		5,649	-	5,649
		5,649	96,475	102,124
Liabilities
Other financial instruments	10 (a)	-	46,122	46,122
Loans and financings designated at fair value (ii)		-	91,403	91,403
		-	137,525	137,525

(i) To determine the fair value of the investments in equity instruments, the Company uses the shares’ quotation as of the last day of the reporting period.

(ii) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.

20 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

10	Other financial instruments
(a)	Composition

	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy futures contracts at FVTPL	June 30, 2024
Current assets	9,475	-	-	9,475
Non-current assets	15	-	-	15
Current liabilities	(7,101)	(6,198)	(2,858)	(16,157)
Non-current liabilities	(175)	(32,410)	(3,653)	(36,238)
Other financial instruments, net	2,214	(38,608)	(6,511)	(42,905)

	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy futures contracts at FVTPL	December 31, 2023
Current assets	7,801	-	-	7,801
Non-current assets	92	-	-	92
Current liabilities	(10,343)	(2,091)	(6,643)	(19,077)
Non-current liabilities	(150)	(17,474)	(9,421)	(27,045)
Other financial instruments, net	(2,600)	(19,565)	(16,064)	(38,229)

(b)	Derivative financial instruments: Fair value by strategy

bookmark

		June 30, 2024		December 31, 2023
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	247,966	382	209,951	(3,175)
			382		(3,175)
Sales of zinc at a fixed price
Zinc forward	ton	18,736	2,194	7,233	1,026
			2,194		1,026
Interest rate risk
IPCA vs. CDI	BRL	100,000	(362)	100,000	(451)
			(362)		(451)

			2,214		(2,600)

(c)	Derivative financial instruments: Changes in fair value – At the end of each period

Strategy	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized (loss) gain
Mismatches of quotational periods	(19,465)	15,058	735	-	731	(6,498)
Sales of zinc at a fixed price	-	2,796	-	-	-	1,628
Interest rate risk – IPCA vs. CDI	-	-	-	12	-	(77)
Interest rate risk – EUR vs. CDI	-	-	-	1,313	-	1,313
June 30, 2024	(19,465)	17,854	735	1,325	731	(3,634)

June 30, 2023	34,837	(16,167)	(1,030)	(212)	909	15,994

B

(d)	Energy forward contracts

bookmark

			Notional	Notional
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Balance at the beginning of the period	(16,064)	-	(16,064)	-
Changes in fair value	8,191	(9,701)	-	-
Foreign exchanges effects	1,362	(273)	-	-
Energy forward contracts (Megawatts)	-	-	576,091	423,418
Balance at the end of the period	(6,511)	(9,974)	560,027	423,418

21 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

(e)	Offtake agreement measured at FVTPL: Changes in fair value

bookmark

	June 30, 2024	June 30, 2023	Notional June 30, 2024	Notional June 30, 2023
Balance at the beginning of the period	(19,565)	(21,833)	27,562	30,810
Changes in fair value	(20,574)	15	-	-
Deliveries of copper concentrates (i)	-	-	(2,570)	(927)
Price cap realized (ii)	1,531	-	-	-
Balance at the end of the period	(38,608)	(21,818)	24,992	29,883

(i) On January 25, 2022, the Company signed an offtake agreement with an Offtaker to sell 100% of the copper concentrate produced by Aripuanã for 5 years. Recent amendments to the contract include a time extension and provisions for additional deliveries until Nexa fulfills the delivery of the originally agreed-upon volumes. The transaction price is the lower of current market prices or a price cap, from the most updated schedule of copper concentrates deliveries. In June 2023, the Company began deliveries of copper concentrates concerning the offtake agreement mentioned above.

(ii) In June 2024, there were sales with the copper price higher than the price cap, therefore resulting in the reduction of the financial instrument liability for these sales, and the revenue recognition according to its fair values.

11	Inventory
(a)	Composition

bookmark

	June 30, 2024	December 31, 2023
Finished products	110,345	97,396
Semi-finished products	91,654	90,220
Raw materials (i)	103,385	69,439
Auxiliary materials and consumables	116,192	121,126
Inventory provisions	(41,915)	(38,510)
	379,661	339,671

(i) Raw materials increased in the six-month period ended June 30, 2024, mainly due to higher volumes and prices of zinc concentrates purchased from third parties to supply the Company’s smelting segment.

12	Assets and liabilities of disposal group classified as held for sale

In connection with operational optimization and assessment of strategic alternatives related to the Morro Agudo CGU (classified within the mining segment operation), on April 5, 2024, Nexa signed a sale and purchase agreement, to sell Morro Agudo and Ambrosia mines (Morro Agudo CGU) without any greenfield project, for a total purchase price of BRL 80,000 (approximately USD 14,391), plus a price adjustment regarding inventories of limestones that will comprise the assets sold.

The acquisition includes surface and mining rights, property, plant and equipment, and inventory related to the Morro Agudo CGU. Additionally, the buyer will be responsible for executing the future mine closure, which includes decommissioning all tailing storage facilities, and implementing an environmental remediation plan, if applicable. The closing of this transaction occurred on July 1, following the fulfilment of customary closing conditions, including the corporate restructuring of the assets comprising the Morro Agudo CGU.

Considering that the entire long-lived assets related to Morro Agudo CGU were impaired on December 31, 2023, Nexa updated its impairment test based on the consideration to be received and recognized the impairment reversal in the amount of USD 10,291 on June 30, 2024 (refer to note 18 for further information on the long-lived assets impairment test).

22 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

Additionally, the Company has initiated a structured process to sell a non-operational Peruvian subsidiary, Minera Pampa de Cobre S.A.C. (owner of the Chapi mine asset) and the greenfield Pukaqaqa. The sales are expected to be concluded within a year.

Considering that the entire mining project assets related to Pukaqaqa were impaired on December 31, 2022, Nexa updated its impairment test based on the updated fair value and recognized the impairment reversal in the amount of USD 4,150 on June 30, 2024 (refer to note 18 for further information on the long-lived assets impairment test).

As a result, the fair value of the assets and liabilities expected to be transferred in the transaction (disposal group) are presented as held for sale in the balance sheet on these condensed consolidated interim financial statements.

	Morro Agudo CGU	Minera Pampa de Cobre S.A.C	Pukaqaqa project	June 30, 2024	December 31, 2023
Assets
Financial investments	509	-	-	509	-
Trade accounts receivables	8	-	-	8	-
Inventory	4,695	-	-	4,695	-
Deferred income tax	3,029	-	-	3,029	-
Other assets	3,605	3,819	-	7,424	-
Property, plant and equipment	8,728	-	4,150	12,878	-
Total assets - Held for sale	20,574	3,819	4,150	28,543	-

Liabilities
Asset retirement obligations	(14,206)	(22,643)	-	(36,849)	-
Environmental obligations	(164)	-	-	(164)	-
Other liabilities	(2)	(55)	-	(57)	-
Total liabilities - Held for sale	(14,372)	(22,698)	-	(37,070)	-
Net assets and (liabilities) – Held for sale	6,202	(18,879)	4,150	(8,527)	-

23 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

13	Property, plant and equipment
(a)	Changes in the six months ended on June 30
							June 30, 2024	June 30, 2023
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (i)	Other	Total	Total
Balance at the beginning of the period
Cost	1,710,083	2,896,565	512,925	219,449	215,913	44,601	5,599,536	5,135,969
Accumulated depreciation and impairment	(795,717)	(2,048,145)	(67,485)	(139,088)	(94,153)	(16,334)	(3,160,922)	(2,840,694)
Balance at the beginning of the period	914,366	848,420	445,440	80,361	121,760	28,267	2,438,614	2,295,275
Additions	-	537	137,908	1,043	-	2	139,490	116,505
Disposals and write-offs	(13)	(195)	(55)	-	-	(52)	(315)	(1,355)
Depreciation	(48,454)	(58,114)	-	(2,764)	(405)	(723)	(110,460)	(106,689)
Impairment (loss) reversal of long-lived assets – note 18	3,329	4,729	1,274	1,495	(54,285)	467	(42,991)	(57,160)
Classified as assets held for sale – note 12	(2,990)	(4,265)	(290)	(1,377)	(4,150)	(381)	(13,453)	-
Foreign exchange effects	(96,095)	(78,753)	(22,369)	(8,968)	(1,845)	(2,595)	(210,625)	123,745
Transfers	95,197	34,059	(130,504)	-	-	207	(1,041)	(582)
Remeasurement	-	-	-	(3,644)	-	-	(3,644)	1,227
Balance at the end of the period	865,340	746,418	431,404	66,146	61,075	25,192	2,195,575	2,370,966
Cost	1,638,799	2,761,507	491,919	192,960	163,807	37,979	5,286,971	5,415,725
Accumulated depreciation and impairment	(773,459)	(2,015,089)	(60,515)	(126,814)	(102,732)	(12,787)	(3,091,396)	(3,044,759)
Balance at the end of the period	865,340	746,418	431,404	66,146	61,075	25,192	2,195,575	2,370,966

Average annual depreciation rates %	4	9	-	UoP	UoP

(i) Only the amounts of the operating unit Atacocha are being depreciated under the UoP method.

24 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

14	Intangible assets
(a)	Changes in the six months ended on June 30

				June 30, 2024	June 30, 2023
	Goodwill	Rights to use natural resources	Other	Total	Total
Balance at the beginning of the period
Cost	630,787	1,859,147	53,865	2,543,799	2,532,169
Accumulated amortization and impairment	(323,675)	(1,279,596)	(31,249)	(1,634,520)	(1,515,242)
Balance at the beginning of the period	307,112	579,551	22,616	909,279	1,016,927
Additions	86	-	3,346	3,432	85
Disposals and write-offs	-	-	-	-	(297)
Amortization	-	(27,093)	(1,550)	(28,643)	(35,632)
Impairment loss of long-lived assets – note 18	-	-	-	-	(27)
Foreign exchange effects	(1,062)	(9,341)	(2,886)	(13,289)	5,853
Transfers	-	-	1,041	1,041	697
Balance at the end of the period	306,136	543,117	22,567	871,820	987,606
Cost	318,044	1,848,625	51,843	2,218,512	2,540,964
Accumulated amortization and impairment	(11,908)	(1,305,508)	(29,276)	(1,346,692)	(1,553,358)
Balance at the end of the period	306,136	543,117	22,567	871,820	987,606

Average annual depreciation rates %	-	UoP	-

15	Loans and financings
(a)	Composition

bookmark

					Total		Fair value
				June 30, 2024	December 31,2023	June 30, 2024	December 31,2023
Type	Average interest rate	Current	Non-current	Total	Total	Total	Total
Eurobonds – USD	Pre-USD 6.43%	20,124	1,209,451	1,229,575	1,212,554	1,238,230	1,207,918
BNDES	TJLP + 2.82% SELIC + 3.10% TLP - IPCA + 5.84%	24,899	182,827	207,726	208,947	192,202	187,796
Export credit notes	CDI 134.20% SOFR TERM + 2.50% SOFR + 2.40%	49,930	181,564	231,494	237,862	233,462	237,791
Debentures	CDI+ 1,50%	3,111	116,059	119,170	-	115,385	-
Other		2,825	63,251	66,076	66,203	61,696	64,497
		100,889	1,753,152	1,854,041	1,725,566	1,840,975	1,698,002
Current portion of long-term loans and financings (principal)		66,836
Interest on loans and financings		34,053

(b)	Loans and financing transactions during the six-month period ended June 30, 2024

In March 2024, Nexa Recursos Minerais (Nexa BR) entered into a Note agreement in the total principal amount of EUR 27,917 (approximately USD 30,244) at an annual gross interest rate of 5.6% p.a., maturing in June 2024. Additionally, a global derivative contract was established to swap the currency fluctuation of the euro to hedge this loan operation, with a notional value of EUR 27,917, maturing on June 3, 2024, and a coverage percentage of 100% at a cost of CDI (Interbank Certificate of Deposit) + 0.90%. Both contracts were classified as fair value through profit or loss. On June 3, 2024, the Note Agreement was settled in cash, with a total payment of USD 30,683 (EUR 28,234), comprised of USD 30,244 of principal and USD 360 of interest expenses, including USD 79 of exchange variation.

On April 2, 2024, Nexa BR concluded a debenture issuance in the amount of BRL 650,000 (approximately USD 130,099), with an annual interest rate of CDI plus 1.50% p.a., for a 6-year term with semi-annual payments. The debenture was issued under the "Private Instrument of Indenture of the 1st (First) Issuance of Simple Debentures” and submitted for registration with the Brazilian Securities Commission ("CVM") under the automatic distribution registration procedure, pursuant to CVM Resolution 160. The Debenture is characterized as “ESG-linked debentures”, as the Company will have an option of redemption or amortization premium in case it meets certain agreed upon ESG goals.

25 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

Early redemption of the full notes or anticipated amortization options will be available from April 1, 2026, subject to an annually decreasing payment of a premium. This premium could be reduced if Nexa meets the annual 2025-2028 greenhouse gas emission reduction targets outlined in Nexa’s ESG goals framework.

On April 9, 2024, the Company concluded a bond offering in the amount of USD 600,000, for a period of 10 years, at an interest rate of 6.75% per year, and used the proceeds to repurchase part of its 2027 and 2028 notes in a concurrent tender offer.

On June 12, 2024, Nexa BR drew from BNDES (Brazilian national bank for economic and social development) an ESG credit line linked to the continuous improvement of the Company's environmental and social indicators, in the amount of BRL 200,000 (approximately USD 40,030), maturing in March 2032. The amortization will occur in 72 consecutive installments after a 2-year grace period provided in the contract, at an annual cost of IPCA plus 5.41% p.a., and a spread rate of 1.84%. After the 2-year grace period, the spread rate of 1.84% can be reduced to 1.44% if ESG goals are met, otherwise, the rate is increased to 2.84%.

(c)	Bonds repurchase

On April 10, 2024, the Company repurchased USD 484,504 of its 2027 Notes, or 69.2% of the total outstanding principal amount. In connection with the 2027 tender, the Company paid USD 11,285 in accrued interest, with a total disbursement of USD 495,789. Additionally, related to this transaction, the Company amortized the proportional portion of debt issue costs in the amount of USD 2,605.

On April 15, 2024, concluding the Tender Offer, the Company repurchased a portion of its 2028 Notes, in the amount of USD 99,499, or 19.9% of the total outstanding principal amount. Along with this repurchase, the Company paid USD 1,563 in accrued interest and a premium of USD 1,989, totaling a disbursement of USD 103,051. Furthermore, on the transaction date, the Company also amortized the proportional portion of debt issue costs in the amount of USD 743.

For the six-month period ended June 2023, Nexa had a total expense of USD 7,069 regarding bond repurchases (including USD 1,732 in agent fees). Following these transactions, the remaining outstanding principal amounts are USD 215,496 for the 2027 Notes and USD 400,501 for the 2028 Notes.

(d)	Changes in the six months ended on June 30

bookmark

	June 30, 2024	June 30, 2023
Balance at the beginning of the period	1,725,566	1,669,259
New loans and financings- note 1 (a)	798,147	-
Debt issue costs	(7,553)	-
Interest accrual	63,103	58,139
Amortization of debt issue costs	4,655	1,172
Changes in fair value of loans and financings - note 7	3,575	215
Changes in fair value of financing liabilities related to changes in the Company's own credit risk	1,457	(70)
Debt modification gain - note 15 (f)	(3,142)	-
Payments of loans and financings	(628,068)	(12,829)
Foreign exchange effects	(47,077)	24,013
Interest paid on loans and financings	(56,622)	(59,048)
Balance at the end of the period	1,854,041	1,680,851

26 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

(e)	Maturity profile
						June 30, 2024
	2024	2025	2026	2027	2028	As from 2029	Total
Eurobonds – USD (i)	21,385	(2,539)	(2,609)	216,328	399,896	597,114	1,229,575
BNDES	13,059	23,648	25,416	18,622	18,622	108,359	207,726
Export credit notes	4,471	45,293	(356)	89,626	(384)	92,844	231,494
Debentures	3,203	(183)	(183)	(183)	(183)	116,699	119,170
Other	2,218	1,214	2,107	2,107	52,107	6,323	66,076
	44,336	67,433	24,375	326,500	470,058	921,339	1,854,041

(i) The negative balances refer to related funding costs (fee) amortization.

(f)	Export Credit Note rollover

In March 2024, the Company renegotiated a term loan with a principal amount of USD 90,000, maturing in October 2024, and with a cost based on the three-month term SOFR (“Secured Overnight Financing Rate”) plus 1.80% p.a. The renegotiated debt with the same counterparty has a maturity of February 2029 and a cost of three-month term SOFR plus 2.40% p.a. This transaction has been accounted for as debt modification, and a gain of USD 3,142 was recognized as finance income.

(g)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at the consolidated level, such as: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. No changes to the contractual guarantees occurred in the year ended on June 30, 2024.

As of June 30, 2024, the Company was in compliance with all its financial covenants, as well as other qualitative covenants.

16	Asset retirement, restoration and environmental obligations
(a)	Changes in the six months ended on June 30

bookmark

				June 30, 2024	June 30, 2023
	Asset retirement obligations	Environmental obligations	Other restoration obligations (iii)	Total	Total
Balance at the beginning of the period	253,533	54,265	7,121	314,919	266,319
Additions (ii)	19,853	825	-	20,678	1,842
Payments	(3,325)	(1,626)	-	(4,951)	(3,887)
Classified as liabilities associated with assets held for sale – note 12	(37,785)	(176)	-	(37,961)	-
Foreign exchange effects	(15,814)	(6,941)	(1,001)	(23,756)	12,222
Interest accrual - note 7	11,611	1,749	249	13,609	12,882
Remeasurement - discount rate (i) / (ii)	(5,007)	(943)	1,059	(4,891)	88
Balance at the end of the period	223,066	47,153	7,428	277,647	289,466
Current liabilities	34,604	11,075	2,500	48,179	30,834
Non-current liabilities	188,462	36,078	4,928	229,468	258,632

(i) As of June 30, 2024, the credit risk-adjusted rate used for Peru was between 9.74% and 11.83% (December 31, 2023: 10.86% and 12.52%) and for Brazil was between 7.10% and 8.16% (December 31, 2023: 6.94% and 11.11%). As of June 30, 2023, the credit risk-adjusted rate used for Peru was between 12.05% and 12.21% (December 31, 2022: 10.92% and 12.04%) and for Brazil was between 7.80% and 11.25% (December 31, 2022: 8.22% and 8.61%).

(ii) The change observed for the period ended June 30, 2024, was mainly due to an “out of period” adjustment of USD 13,416 in the asset retirement obligation related to old and non-operational structures in the Peruvian subsidiaries, which were not identified in previous years and therefore were not recognized by the Company. Additionally, there were changes in the timing of expected disbursements on decommissioning obligations in certain operations, in accordance with updates in their dam obligations, asset retirement and environmental obligations studies, along with an increase in the discount rate, as described above. As a result, as of June 30, 2024, the Company’s asset retirement obligations for operational assets decreased by USD 2,601 (June 30, 2023: increase of USD 1,227) as shown in note 13. The Company also recognized an expense of USD 18,388 (June 30, 2023: expense of USD 703), as shown in note 6.

27 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

(iii) The Company has been conducting engineering studies to confirm the construction method of some inactive industrial waste containment structures that have been closed for more than 20 years. None of them contain mining tailings, water or liquid waste. Based on the results of the conceptual engineering studies, the Company has reserved amounts related to estimated costs of anticipated additional restoration obligations in relation to these closed facilities.

17	Long-term commitments
(a)	Projects evaluation

As part of NEXA’s activities for the execution of certain greenfield projects, the Company has agreed with the Peruvian Government on February 8, 2024, to postpone the deadline for the Accreditable Investment Commitment under the Magistral Transfer Contract from September 2024 to August 2028. As of June 30, 2024, the unexecuted Accreditable Investment Commitment was USD 323,000, and if not completed by August 2028, the potential penalty exposure could be USD 97,029.

In December 2021, Nexa submitted a request for the Modification of the Environmental Impact Assessment (MEIA) for the Magistral Project to the National Environmental Certification Agency (SENACE), through the applicable legal process. During the approval process, the Peruvian Water Authority (ANA) and the Protected Natural Areas Service - (SERNANP) raised unfavorable observations. On May 24, 2024, SENACE formally rejected the MEIA.

Nexa is currently addressing this situation with the relevant authorities and expects to receive a response in the coming months. The denial of this environmental permit is relevant and impact the assessment of the project’s economic feasibility and technical development, as well as the assessment of the recoverability of its assets.

(b)	Environmental Guarantee for Dams

On December 30, 2023, the Decree 48,747 of 2023 of Minas Gerais State was published, which regulates the need for an environmental guarantee, provided for in Law 23,291 of February 25, 2019, the State Policy for Dam Safety, to guarantee environmental recovery in the event of an accident or deactivation of the dams. According to the Decree, the environmental guarantee is applicable to all dams that present the characteristics established by the law. The Company estimates a guarantee need of approximately USD 26,437 (BRL 132,083) for all structures in the state of Minas Gerais. This amount was calculated based on a methodology specified by the Decree itself, which takes into account the reservoir area, a cost factor related to the decommissioning of dams, considerations about the risk classification of the dam, and inflation for the period.

During the quarter, the Decree was amended, among others, to modify the deadline for the mining companies to submit to the environmental agency of the state of Minas Gerais a proposal of which type(s) of guarantee method(s) it will offer. The Company has now until September 25, 2024, to present its proposal. The Company also expects to contract 50% of the chosen guarantee by December 31, 2024, 25% by December 31, 2025, and 25% by the end of 2026, according to the schedule established by the Decree.

28 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

18	Impairment of long-lived assets

According to NEXA’s policy, the Company assesses at each reporting date whether there are indicators that the carrying amount of an asset or CGU may not be recovered or a previously recorded impairment should be reversed. If any indicator exists, the Company estimates the assets or CGU’s recoverable amount.

Impairment test analysis

Magistral Project assessment

As per Note 17, on May 24, 2024, the National Environmental Certification Agency (SENACE) rejected Nexa's request to modify the Environmental Impact Assessment (MEIA) for the Magistral Project in Peru. Although the Company is addressing this situation with the competent authorities, based on SENACE’s decision, Nexa’s management is reassessing the Magistral Project’s engineering studies. This reassessment may affect the project’s current maturity stage and technical feasibility and is considered an impairment indicator.

Because of the rejection of the Company’s MEIA described in Note 17, in June 2024, the Magistral Project was tested for impairment resulting in an impairment loss of USD 58,435, recognized in profit or loss. This impairment was determined using the fair value less cost of disposal (FVLCD) recoverable amount, based on market past transaction multiples (amount paid per ton of minerals for projects in similar stages).

The Company performed a sensitivity analysis for the Nexa Mining Peru goodwill, which comprises the Cerro Lindo, Cerro Pasco CGUs, and its greenfield projects (Magistral, Hilarion and Florida Canyon). According to this sensitivity analysis, the Company did not identify any impairment indicators.

Morro Agudo UGC

In the first quarter of 2024, Nexa received a binding sale offer from a third party for Morro Agudo CGU (as further described in Note 12). Management identified this information as an indicator for reversing impairment, prompting a reassessment, as the long-lived assets of the CGU had been fully impaired according to the evaluation conducted in 2023.

On March 31, 2024, a reassessment led to the recognition of an impairment reversal of USD 16,216 for the Morro Agudo CGU. However, during the second quarter of 2024, Nexa and the buyer revised some negotiation terms and made price adjustments, resulting in an impairment of USD 5,925. This brought the total impairment reversal to USD 10,291 for the six-month period ended on June 30, 2024. Nexa considered the most recent negotiation terms and calculated the fair value less cost of disposal, taking into consideration the sales price and other obligations defined in the sale.

Pukaqaqa Project assessment

In 2Q24, Nexa´s management analyzed possible alternatives for the sale of Pukaqaqa mining project, which is included in Nexa Peru´s portfolio. Management identified this information as an indicator of impairment reversal, triggering an impairment assessment since the mining project’s assets had been fully impaired according to the impairment evaluation conducted in 2022. For the calculation, the Company considered the most recent negotiation with the third party to determine the fair value less cost of disposal, considering the sales price and other obligations defined in the offer. The impairment assessment resulted in the recognition of an impairment reversal of USD 4,150 for the six-month period ended June 30, 2024.

29 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

Compañía Minera Shalipayco S.A.C.

In June 2024, Compañía Minera Shalipayco S.A.C. (the joint-operation between Nexa and PAS) decided not to renew the rights for the mining concessions of the Shalipayco project. As a result of this decision, it was agreed to commence the dissolution process of said Company after unsuccessful attempts to find a potential buyer. The investment project in Nexa Peru was impaired in 2022 as part of Nexa’s portfolio review. Consequently, no further material adjustment has been recognized in the six-month period ended on June 30, 2024

Impairment test summary

In addition, on March 31, 2024, there was an impairment reversal of USD 1,003 related to other individual assets, primarily associated with “Assets and projects under construction”.

In summary, for the six-month period ended June 30, 2024, Nexa recognized a total impairment loss of USD 42,991 (after-tax USD 30,011). In the same period of 2023, Nexa recorded an impairment loss of USD 57,187 (after tax USD 37,705).

19	Events after the reporting period

On July 1, 2024, Nexa successfully concluded the sale transaction of the Morro Agudo Complex in Minas Gerais, Brazil, as announced in April 2024.

The sale transaction was completed following the fulfillment of all closing precedent conditions. Under the terms of the definitive agreement, Nexa sold, transferred, and assigned all rights, titles, and interests in the Morro Agudo Complex to the buyer. The Bonsucesso project is not included in the sale transaction.

According to the sales agreement, Nexa will be entitled to receive in cash an amount of approximately BRL 60,565 (USD 10,895), comprised of the original sales price of BRL 80,000 (USD 14,391), reduced by BRL 22,435 (USD 4,035) due to the limestone retained and sold by Nexa, which was considered as part of the transaction price valuation, and an increase related to BRL 3,000 (USD 539) contributed to the successor entity that received the net assets of Morro Agudo Complex. The amount will be paid in three installments: the first installment of BRL 30,565 (USD 5,498) will be due on August 1, 2024, and the other two installments of BRL 15,000 (USD 2,698) will be paid consecutively on July 1, 2025, and 2026.

In July 2024, the amounts described in note 12 related to Morro Agudo will be written off, and the Company will recognize the amount to be received in cash at present value as “Other Account Receivable”. No relevant income tax impact or cash outlay is expected from this transaction.

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